SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
 OF THE SECURITIES ACT OF 1934

(Amendment No. 2)

EMERALD DAIRY INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Warrants to Purchase Common Stock
Having Exercise Prices of $0.94, $1.50, $1.63, $2.04 and $3.26 Per Share

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Shu Kaneko
Chief Financial Officer
11990 Market Street, Suite 205
Reston, Virginia 20190
Tel: (703) 867-9247
Fax: (678) 868-0633

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on
Behalf of filing persons)

With a copy to:

Jeffrey A. Rinde, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, NY 10174
Tel: (212) 885-5000
Fax: (212) 885-5001

CALCULATION OF FILING FEE:

Transaction Valuation (1)	Amount of Filing Fee (2)
$5,947,580	$331.87*

     * Previously paid on June 19, 2009.

(1)
Estimated for purposes of calculating the amount of the filing fee only.  Since the number of warrants having exercise prices of $0.94, $1.50, $1.63, $2.04 and $3.26 per share that will participate in this offer to amend and exchange cannot be determined prior to the offer, the calculation assumes all 7,629,476 warrants to purchase shares of the Issuer’s common stock eligible for exchange, having an aggregate value of $5,947,580 as of June 18, 2009, will be exchanged for new warrants pursuant to the terms of this offer.  The aggregate value of such warrants was calculated based on the Black-Scholes pricing model.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $331.87
Form or Registration No.:  Schedule TO-I (File No. 005-83204)
Filing Party:  Emerald Dairy Inc.
Date Filed:  June 19, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d–1.

☒ issuer tender offer subject to Rule 13e–4.

☐ going-private transaction subject to Rule 13e–3.

☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed by Emerald Dairy Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission on June 19, 2009 (the “Tender Offer Statement”), as amended by Amendment No. 1 to the Tender Offer Statement filed on July 24, 2009, regarding the Company’s offer to all of the holders of outstanding warrants to purchase shares of the Company’s common stock, par value $.001 per share, originally issued in connection with the private offerings the Company consummated in October 2007, having exercise prices of either $0.94, $1.50, $1.63, $2.04 or $3.26 per share (the “Original Warrants”), to voluntarily exchange any or all of the Original Warrants for amended warrants  exercisable at reduced exercise prices (“Amended Warrants”), for a limited period of time, upon the terms and subject to the conditions described in the Amended and Restated Offer to Amend and Exchange and the related Election Form attached to Amendment No. 1 to the Tender Offer Statement as Exhibits (a)(1) and (a)(4), respectively (the “Offer”).

All information in the Amended and Restated Offer to Amend and Exchange, including all schedules and annexes thereto, which was previously filed with the Tender Offer Statement and all amendments thereto, is hereby expressly incorporated by reference in this Amendment No. 2 in response to all items required in the Tender Offer Statement, except that such information is hereby amended and restated to the extent specifically provided for herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Amended and Restated Offer to Amend and Exchange.

This Amendment No. 2 is being filed solely to announce the final results of the Offer.

Items 1.      Summary Term Sheet.

Item 1 of the Tender Offer Statement is hereby amended and supplemented to include the following information:

The Offer expired at midnight on August 13, 2009.  In connection with the Offer (i) a total of 49,000 Original Warrants with an exercise price of $2.04 per share were exchanged for Amended Warrants with a reduced exercise price of $1.63 per share; and (ii) a total of 2,205,828 Original Warrants with an exercise price of $3.26 per share were exchanged for Amended Warrants with a reduced exercise price of $1.63 per share.

Item 4.        Terms of the Transaction.

The information set forth in Item 1 above is incorporated herein by reference.

Item 11.      Additional Information.

The information set forth in Item 1 above is incorporated herein by reference.

Item 12.  Exhibits.

99. (a) (1)	Amended and Restated Offer to Amend and Exchange*

99. (a) (2)	Cover Letter to Warrant Holders*

99. (a) (3)	Instructions to Warrant Holders*

99. (a) (4)	Election Form*

99. (a) (5)	Withdrawal Form*

99. (a) (6)	Press Release*

99. (a) (7)	Form of Amended Warrant Exercisable at an Exercise Price of $0.75 Per Share (Reduced from $0.94)*

99. (a) (8)	Form of Amended Warrant Exercisable at an Exercise Price of $1.20 Per Share (Reduced from $1.50)*

99. (a) (9)	Form of Amended Warrant Exercisable at an Exercise Price of $1.30 Per Share (Reduced from $1.63)*

99. (a) (10)	Form of Amended Warrant Exercisable at an Exercise Price of $1.63 Per Share (Reduced from $2.04)*

99. (a) (11)	Form of Amended Warrant Exercisable at an Exercise Price of $1.63 Per Share (Reduced from $3.26)*

* previously filed

SIGNATURE

After due inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMERALD DAIRY INC.

/s/ Shu Kaneko
Name: Shu Kaneko
Title: Chief Financial Officer

August 17, 2009